RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

February 3, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2011 Filed April 26, 2011 File No. 001-05742

Dear Mr. Rosenberg:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 24, 2012 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended February 26, 2011, filed by Rite Aid Corporation (the “Company”) on April 26, 2011.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Lease Terminations and Impairment Charges, Page 30

1.
Your store impairment charges were $115.1 million in fiscal 2011, $75.4 million in fiscal 2010 and $157.3 million in fiscal 2009. Please provide proposed disclosure to be included in future periodic reports of the underlying factors that caused the change in these impairment charges for each period presented. Disclose the factors that led to impairment recognition in the current period instead of earlier periods. Include a breakdown of how much of the impairment related to store closings, relocations, and impairments for stores that remained open. Also, describe the known trends underlying your store impairments and whether or not you expect these trends to continue in future periods. Disclose the

Jim B. Rosenberg
Securities and Exchange Commission
February 3, 2012

number of stores you anticipate closing in the future, to the extent known.

The following represents a draft of future MD&A disclosure regarding our impairment policy. The actual information we include in our future filings about our impairment policy may differ to some extent from the disclosure that appears below based upon the facts and circumstances that exist at that time. Investors should not rely upon this information until we have included it in final form in a report we file with the SEC under the Securities Exchange Act of 1934, as amended.

Impairment charges.  We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that an asset group has a carrying value that may not be recoverable.  The individual operating store is the lowest level for which cash flows are identifiable. As such, we evaluate individual stores for recoverability.  To determine if a store needs to be tested for recoverability, we consider items such as decreases in market prices, changes in the manner in which the store is being used or physical condition, changes in legal factors or business climate, an accumulation of losses significantly in excess of budget, a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection of continuing losses, or an expectation that the store will be sold.

We monitor new and recently relocated stores against operational projections and other strategic factors such as regional economics, new competitive entries and other local market considerations to determine if an impairment evaluation is required.  For other stores, we perform a recoverability analysis if they have experienced current-period and historical cash flow losses.

In performing the recoverability test, we compare the expected future cash flows of a store to the carrying amount of its assets.  Significant judgment is used to estimate future cash flows. Major assumptions that contribute to our future cash flow projections include expected sales and gross profit; expected costs such as payroll, occupancy costs and advertising expenses; and estimates for other significant selling, general and administrative expenses, such as distribution expenses. Many long-term macro-economic and industry factors are considered, both quantitatively and qualitatively, in our future cash flow assumptions. In addition to current and expected economic conditions such as inflation, interest and unemployment rates that affect customer shopping patterns, we consider that we operate in a highly competitive industry which includes the actions of other national and regional drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, dollar stores and internet pharmacies. Many of our competitors are spending significant capital and promotional dollars in certain geographies to gain market share. We have assumed certain sales growth from a new loyalty program, which although it’s in its early marketing stages, is expected to not only retain but gain loyal customers.  Recent and proposed Pharmacy Benefit Management consolidation and efforts of third party public and private payors have reduced pharmacy reimbursement rates in recent periods. We expect this rate compression, which currently affects over 96% of our pharmacy business, to continue to affect us in the foreseeable future. We operate in a highly regulated Industry and must make

Jim B. Rosenberg
Securities and Exchange Commission
February 3, 2012

assumptions related to Federal and State efforts and proposals to affect the pricing and regulations related to prescription drugs, as well as, expected revenues and costs related to the new Patient Protection and Affordable Care Act (health care reform).

Additionally, we take into consideration that certain operating stores are executing specific improvement plans which are monitored quarterly to recoup recent capital investments, such as an acquisition of an independent pharmacy, which we have made to respond to specific competitive or local market conditions, or have specific programs tailored towards a specific geography or market.

We recorded impairment charges of $XX.X million in fiscal 2012, $115.1 million in fiscal 2011 and $75.5 million in fiscal 2010. Our methodology for recording impairment charges has not changed materially, and has been consistently applied in the periods presented.

At March 3, 2012, $X.X billion of our long-lived assets were associated with X,XXX active operating stores.

To the extent that actual future cash flows differ from our projections materially, because of the reasons discussed above, certain stores that are either not impaired or partially impaired in the current period may be further impaired in future periods. A XX basis point decrease in our future sales assumptions as of March 3, 2012 would have resulted in an additional fiscal 2012 impairment charge of $XX.X million. A XX basis point increase in our future sales assumptions as of March 3, 2012 would have reduced the fiscal 2012 impairment charge by $XX.X million.

If an operating store’s estimated future undiscounted cash flows are not sufficient to cover its carrying value, its carrying value is reduced to fair value which is its estimated future discounted cash flows.  The discount rate is commensurate with the risks associated with the recovery of a similar asset and is adjusted to market quarterly. We recorded impairment charges for operating stores of $XX.X million in fiscal 2012, $109.0 million in fiscal 2011 and $48.9 million.

The following table is a cumulative roll forward of active operating stores that have been subject to an impairment charge:

	Year Ended
	March 3, 2012 (53 Weeks)		February 26, 2011 (52 Weeks)	February 27, 2010 (52 Weeks)
	Count		Count	Count
Total Active Operating store count	X,XXX		4,714	4,780
Active stores impaired – beginning of year	1,058		894	858
Newly impaired stores	XXX		211	136
Stores closed	(XX	)	(47)	(100)
Active stores impaired – end of year	XXXX		1,058	894

Jim B. Rosenberg
Securities and Exchange Commission
February 3, 2012

We review key performance results for operating stores on a quarterly basis and approve certain stores for closure.  Impairment and closed store charges, if any (many stores are closed on lease expiration), are recorded in the quarter the closure decision is made.  Most stores are physically closed within a quarter of the closure decision. Closure decisions are made on an individual store or regional basis considering all of the macro-economic, industry and other factors discussed above, in addition to, the operating store’s individual operating results. We currently have no plans to close a significant number of operating stores in future periods. In the next fiscal year, we expect to close less than XX stores, primarily as a result of lease expirations. We recorded impairment charges for closed facilities of $X.X million in fiscal 2012, $6.1 million in fiscal 2011 and $26.6 million in fiscal 2010.

The following table summarizes the impairment charges and number of locations, segregated by closed stores and active operating stores, that have been recorded in fiscal 2012, 2011 and 2010:

	Year Ended
	March 3, 2012 (53 Weeks)		February 26 2011 (52 Weeks)		February 27, 2010 (52 Weeks)

	Count	Charge	Count	Charge	Count	Charge
Impairment category
Closed facilities:
Actual and approved store closings	XX	$X,XXX	51	$3,278	67	$5,479
Actual and approved relocations	XX	XXX	1	317	7	3,108
Distribution center closings	X	X	1	94	1	5,689
Existing surplus properties	X	X,XXX	17	2,433	23	12,315
Total impairment - closed facilities	XXX	X,XXX	70	6,122	98	26,591
Active stores:
Stores impaired in prior years	XXX	X,XXX	584	17,825	437	7,710
Stores added due to recent capital improvements that did not recoup initial return on investment projections	XX	X,XXX	44	36,015	32	17,260

Stores added due to declining cash flows	XXX	XX,XXX	167	55,159	104	23,914
Total impairment – active stores	XXX	$XX,XXX	795	$108,999	573	$48,884
Total impairment	XXX	$XX,XXX	865	$115,121	671	$75,475

We recorded an impairment charge of $X.X million in fiscal 2012, $2.4 million in fiscal 2011 and $12.9 million in fiscal 2010 for owned stores which we closed. Assets to be disposed of are evaluated quarterly to determine if an additional impairment charge is required.  Fair value estimates are provided by independent brokers who operate in the local markets where the assets are located.

Jim B. Rosenberg
Securities and Exchange Commission
February 3, 2012

2.
For each period presented, please provide proposed disclosure to be included in future periodic reports that includes a roll forward of the number of stores subject to impairment charges and the related impairment charges that distinguishes between same stores that were included in the calculation in prior years, stores that were newly-added to the calculation in the current year and stores that were removed from the calculation in the current year.

Please see the roll forward table for active operating stores provided in our response to comment 1.

*      *      *
In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*       *      *

If you have any questions with respect to the foregoing, please contact me at (717) 975-5838.

Very truly yours,

Rite Aid Corporation

By:	/s/ Douglas E. Donley
Douglas E. Donley
Senior Vice President and
Chief Accounting Officer